

SHAPLEY, SHAPLEY & MOORHEAD, P.C.
Certified Public Accountants
3910 N. Lillie Avenue, Davenport, IA 52806 Phone (563) 388-4744 Fax (563) 388-4748

May 16, 2008

United States Security & Exchange Commission
Washington, DC 20549

Re: Hynes & Howes Insurance Counselors, Inc.

Dear Ladies/Gentlemen:

We are in receipt of the attached Form 8-K regarding our resignation as auditors for Hynes & Howes Insurance Counselors, Inc. We certify that the information contained in the Form 8-K is accurate and complete, and that we agree with all statements contained in the Form 8-K.

Sincerely,

Donald L. Moorhead CPA

Donald L. Moorhead, CPA
Shapley, Shapley & Moorhead, P.C.



PCAOB
Public Company Accounting Oversight Board

1666 K Street, N.W.
Washington, DC 20006
Telephone: (202) 207-9100
Facsimile: (202) 862-8430
www.pcaobus.org

February 26, 2008

Via Facsimile (563) 388-4744
And First Class Mail

Mr. Donald Moorhead
President
Shapley, Shapley & Moorhead, P.C.
3910 N. Lillie Avenue
Davenport, Iowa 52806

Re: Withdrawal Request of Shapley, Shapley & Moorhead, P.C.

Dear Mr. Moorhead:

This letter is to inform you that the Public Company Accounting Oversight Board (the "Board") has granted leave for the above referenced firm to withdraw from registration, effective February 26, 2008. Please note that pursuant to Board Rule 2107(g), if the Board determines, within three years after the effective date of the firm's withdrawal, that there are reasonable grounds to believe that the firm's request for withdrawal was materially incomplete or inaccurate, the firm's registration will be reinstated, effective retroactively to the date the registration was deemed withdrawn.

Sincerely,

Sarah J. Williams

Sarah J. Williams
Deputy Director, Registration and Inspections

PCAOB
Public Company Accounting Oversight Board

FORM 1-WD
REQUEST FOR WITHDRAWAL FROM REGISTRATION

Unless otherwise directed by the PCAOB, a registered public accounting firm seeking to withdraw from registration with the PCAOB must submit this form according to the Instructions for Form 1 - WD.

 Please indicate if you would like to receive notification in the event that the PCAOB is requested by subpoena or other legal process to disclose this form.

PART I - IDENTITY OF THE REGISTERED PUBLIC ACCOUNTING FIRM

ITEM 1.1 - NAME OF THE FIRM REQUESTING LEAVE TO WITHDRAW

1. FIRM LEGAL NAME

Shapley, Shapley & Moorhead, P.C.

2. OTHER NAMES USED	a.
More Names	b.
	c.
	d.
	e.

ITEM 1.2 - FIRM CONTACT INFORMATION

1. HEADQUARTERS PHYSICAL ADDRESS	2. MAILING ADDRESS  Same as physical address
1a. Country	2a. Country
United States	
1b. Street Address 1	2b. Street Address 1
3910 N. Lillie Ave.	
1c. Street Address 2	2c. Street Address 2
1d. City	2d. City
Davenport	
1e. State/Province	2e. State/Province
Iowa	
1f. Zip/Postal Code	2f. Zip/Postal Code
52806	

3. TELEPHONE NUMBER (Including country and area codes)

(563)388-4744

4. FAX NUMBER (Including country and area codes)

(563)388-4748

ITEM 1.3 - PRIMARY CONTACT AND SIGNATORIES		
ITEM 1.3.1 - PRIMARY CONTACT		

1. NAME

1a. Family Name (Last Name)	1b. Given Name (First Name)
Moorhead	Donald

2. BUSINESS TITLE

President

3. PHYSICAL ADDRESS	4. MAILING ADDRESS ☑ Same as physical address
3a. Country	4a. Country
United States	
3b. Street Address 1	4b. Street Address 1
3910 N. Lillie Ave.	
3c. Street Address 2	4c. Street Address 2
3d. City	4d. City
Davenport	
3e. State/Province	4e. State/Province
Iowa	
3f. Zip/Postal Code	4f. Zip/Postal Code
52806	

5. TELEPHONE NUMBER (Including country and area codes)

(563)388-4744

6. FAX NUMBER (Including country and area codes)

(563)388-4744

7. EMAIL ADDRESS

dlm@ssm-cpa.com

ITEM 1.3 - PRIMARY CONTACT AND SIGNATORIES (CONTINUED)
ITEM 1.3.2 - FIRST SIGNATORY (IF DIFFERENT FROM PRIMARY CONTACT)

1. NAME

1a. Family Name (Last Name)   1b. Given Name (First Name)

2. BUSINESS TITLE

3. PHYSICAL ADDRESS	4. MAILING ADDRESS ☐ Same as physical address
3a. Country	4a. Country
3b. Street Address 1	4b. Street Address 1
3c. Street Address 2	4c. Street Address 2
3d. City	4d. City
3e. State/Province	4e. State/Province
3f. Zip/Postal Code	4f. Zip/Postal Code

5. TELEPHONE NUMBER (including country and area codes)

6. FAX NUMBER (including country and area codes)

7. EMAIL ADDRESS

Firm: Shapley, Shapley & Moorhead, P.C.

PCAOB Form 1-WD (v.1.2) Page 3

ITEM 1.3 - PRIMARY CONTACT AND SIGNATORIES (CONTINUED)

ITEM 1.3.3 - SECOND SIGNATORY (IF DIFFERENT FROM PRIMARY CONTACT)

1. NAME

1a. Family Name (Last Name)   1b. Given Name (First Name)

2. BUSINESS TITLE

3. PHYSICAL ADDRESS	4. MAILING ADDRESS ☐ Same as physical address
3a. Country	4a. Country
3b. Street Address 1	4b. Street Address 1
3c. Street Address 2	4c. Street Address 2
3d. City	4d. City
3e. State/Province	4e. State/Province
3f. Zip/Postal Code	4f. Zip/Postal Code

5. TELEPHONE NUMBER (Including country and area codes)

6. FAX NUMBER (Including country and area codes)

7. EMAIL ADDRESS

PART II - DESCRIPTION OF ONGOING REGULATORY OR LAW ENFORCEMENT PROCEEDINGS

ITEM 2.1 - DESCRIPTION OF ONGOING REGULATORY OR LAW ENFORCEMENT PROCEEDINGS

1. Does the registrant have any ongoing federal, state, or local investigative, disciplinary, regulatory, criminal, or other law enforcement proceedings that are known to the firm, including to any of the firm's partners or officers, and that address in whole or in part (1) conduct of the firm or (2) audit-related conduct of any of the firm's associated persons?

○ YES

◉ NO

2. PREVIOUS REPORTING OF PROCEEDING (OPTIONAL)

2a. Was this proceeding previously reported?

○ YES   ○ NO

2b. Name of form on which proceeding was previously reported

2c. Date that the form was filed (MM/DD/YYYY)

3. DESCRIPTION OF PROCEEDING

3a. Identity of the federal, state or local authority conducting the proceeding

3b. Caption or other identifying information of the proceeding

3c. Date that the firm or a partner or officer of the firm first became aware of the proceeding (MM/DD/YYYY)

3d. Firm's understanding of the current status of the proceeding

Firm: Shapley, Shapley & Moorhead, P.C.

ITEM 2.1 - DESCRIPTION OF ONGOING REGULATORY OR LAW ENFORCEMENT PROCEEDINGS (CONTINUED)

3e. Conduct of the firm and the firm's associated persons that the proceeding addresses

More Proceedings

Firm: Shapley, Shapley & Moorhead, P.C.

PCAOB Form 1-WD (v.1.2) Page 6

PART III - CERTIFICATION OF NONPARTICIPATION IN AUDITS

ITEM 3.1 - STATEMENT OF NONPARTICIPATION IN AUDITS

Statement of Nonparticipation in Audits

On behalf of

Shapley, Shapley & Moorhead, P.C.

I certify that

Shapley, Shapley & Moorhead, P.C.

is not currently, and will not during the pendency of its request for leave to withdraw be, engaged in the preparation or issuance of, or playing a substantial role in the preparation or furnishing of, an audit report, other than to issue a consent to the use of an audit report for a prior period.

Signed by:

Donald Moorhead

Note: The Statement Signatory Name must match one of the names entered in Part I - Item 1.3 of this form.

Statement Signatory is a: ☐ Partner ☑ Officer

[signature]
Signature

01/12/2008
Date (MM/DD/YYYY)

Received Time May. 16. 2008 4:17PM No. 5686

PART IV - REASONS FOR SEEKING LEAVE TO WITHDRAW (OPTIONAL)

ITEM 4.1 - DESCRIPTION OF REASONS FOR SEEKING LEAVE TO WITHDRAW

If you choose, you may state below the reasons the registrant is seeking leave to withdraw from registration:

No longer performing any SEC related accounting work due to difficulty in obtaining professional liability insurance to cover SEC audits.

PART V - SIGNATURE OF FIRM SEEKING LEAVE TO WITHDRAW

ITEM 5.1 - SIGNATURE OF AUTHORIZED PARTNER OR OFFICER

I, Donald Moorhead

hereby certify that I have reviewed this request, that the request is, based on my knowledge, complete and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading, and that I am authorized to execute this request on behalf of the applicant.

My Business Title:

President

I am a: ☐ Partner ☑ Officer

[signature: Donald L Moorhead]
Signature

01/12/2008
Date (MM/DD/YYYY)

Note: The signer above must be one of the persons entered in Part I - Item 1.3 of this form

Firm: Shapley, Shapley & Moorhead, P.C.

PCAOB Form 1-WD (v.1.2) Page 9

Received Time May. 16. 2008 4:17PM No. 5686